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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   ----------

                                ASHA CORPORATION
                                (Name of Issuer)

 Common Stock, $.00001 par value per share                     043742303
     (Title of class of securities)                         (CUSIP number)

                            Gary K. Duberstein, Esq.
                                 Greenmotors LLC
                           277 Park Avenue, 27th Floor
                     New York, New York 10172 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 January 8, 1998
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))

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NYFS11...:\92\56392\0003\1915\SCH1088J.31A

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CUSIP No. 043742303                    13D               Page 2 of 10 Pages
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------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              GREENMOTORS LLC
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              1,118,652
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         1,118,652
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    1,118,652
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     12.9%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:                      00
------------------ -------------------------------------------------------------

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CUSIP No. 043742303                    13D               Page 3 of 10 Pages
-----------------------------------           ----------------------------------

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        1          NAME OF REPORTING PERSON             ALFRED D. KINGSLEY
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

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        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            Not Applicable
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:           1,118,652
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:      1,118,652
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                   1,118,652
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     12.9%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

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CUSIP No. 043742303                    13D              Page 4 of 10 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GARY K. DUBERSTEIN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            Not Applicable
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:          1,118,652
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:     1,118,652
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  1,118,652
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     12.9%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.00001 per share (the "Shares"), of ASHA Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 600 C Ward Drive, Santa Barbara, California 93111.


ITEM 2.     IDENTITY AND BACKGROUND

            This Statement is being filed by and on behalf of Greenmotors LLC ("Greenmotors"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Greenmotors is a Delaware limited liability company. The principal business of the Company is investing in the Shares. The principal occupation of each of Messrs. Kingsley and Duberstein is managing various investments. In addition, Messrs. Kingsley and Duberstein serve as the Managers of Greenmotors and as the President and C.E.O. and the Vice President and Secretary, respectively, of Greenmotors. During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons is 277 Park Avenue, 27th Floor, New York, New York 10172.

            Messrs. Kingsley and Duberstein are both citizens of the United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Greenmotors purchased 1,118,652 Shares for total consideration of $3,000,000 derived from capital contributions made to it by its members.


ITEM 4.     PURPOSE OF THE TRANSACTION

            The Company acquired 1,118,652 Shares for investment purposes.

            As more fully described in Item 5(c) below, the Company acquired 1,118,652 Shares pursuant to the terms and conditions of the Purchase Agreement (as defined in Item 5(c) below). The Purchase Agreement provides that Greenmotors has the right to select one member of the Company's Board of Directors and, pursuant thereto, Greenmotors has initially designated David Jones to serve as a member of the Company's Board of Directors.

            The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise. However, disposition of the 1,118,652 Shares, or any portion thereof, will be restricted pursuant to the terms of the Escrow Agreement as described in Items 5(d) and 6 below and the terms of the Lock-up Letter as described in Item 6 below.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) As of the date of this Statement, the Reporting Persons have direct beneficial ownership of 1,118,652 Shares constituting approximately 12.9% of the outstanding Shares (the percentage of Shares owned being based upon 8,663,158 Shares outstanding as of December 22, 1997 as set forth in the Company's annual report on Form 10-KSB for the fiscal year ended September 30,
1997).

            Each of Messrs. Kingsley and Duberstein, as Managers of Greenmotors, may be deemed to beneficially own Shares which Greenmotors may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            (b) Greenmotors has the sole power to vote or direct the vote of 1,118,652 Shares and the sole power to dispose or to direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenmotors the power to vote or to direct the vote and dispose or to direct the disposition of such Shares.

            (c) The Company, Alain J-M Clenet ("Clenet") and Greenmotors are parties to a Stock Purchase Agreement dated as of January 8, 1998 (the "Purchase Agreement"). A copy of the Purchase Agreement is filed as an exhibit hereto and incorporated herein by reference. Pursuant to the terms and conditions of the Purchase Agreement, on January 8, 1998, Greenmotors acquired from Clenet 1,118,652 Shares for a per Share cash purchase price of $2.6818 or $3,000,000 in the aggregate.

            (d) Pursuant to the Purchase Agreement, upon the closing of the acquisition by Greenmotors thereunder, the 1,118,652 Shares acquired were deposited in escrow pursuant to the terms and conditions of a Promotional Shares Escrow Agreement dated as of January 8, 1998 (the "Escrow Agreement") among the Company, Greenmotors and TransSecurities International, Inc., as escrow agent (the "Escrow Agent"). A copy of the Escrow Agreement is filed as an exhibit hereto and incorporated herein by reference. The Escrow Agreement provides that any dividends granted or received by Greenmotors while the 1,118,652 Shares are deposited thereunder shall also be deposited with the Escrow Agent except that cash dividends that are approved by a majority of disinterested directors do not have to be so deposited. Aside from the Escrow Agent and the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. As stated previously, the 1,118,652 Shares constitute more than five percent of the class of outstanding Shares.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Greenmotors was formed for the purposes of acquiring the 1,118,652 Shares pursuant to the terms and conditions of the Purchase Agreement as more fully described in Items 4 and 5(c) above. In connection with the formation of Greenmotors, the members of Greenmotors have entered into an Operating Agreement of Greenmotors dated as of January 2, 1998 (the "Operating Agreement"). Among other things, the Operating Agreement provides that Messrs. Kingsley and Duberstein will act as the Managers of Greenmotors and in such capacities make all investment decisions relating to Shares owned by Greenmotors. Presently, the members of Greenmotors are (i) Highland Partners, (ii) ZEIDA Partners, (iii) LDH Trading Group, LLC, (iv) South Ferry #2, L.P., (v) Lawrence Levy, (vi) Howard Stein, (vii) David Jones, (viii) Alfred D. Kingsley and (ix) Gary K. Duberstein. Certain of such members have agreed that, in the event they realize a profit on their membership interests in Greenmotors, they shall pay a percentage thereof to Greenbelt Corp., a corporation owned and controlled by Messrs. Kingsley and Duberstein.

            As described in Item 5(d) above, pursuant to the Purchase Agreement, Greenmotors has deposited 1,118,652 Shares in escrow with the Escrow Agent. The Escrow Agent will release 2 1/2% of such Shares (or 27,966.3 Shares) from escrow at the end of each calendar quarter, commencing with the calendar quarter ending September 30, 1998. On July 3, 1999 the Escrow Agent will release all remaining Shares from escrow. Generally, while the Escrow Agreement is in effect, if a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Company's assets or securities occurs, which results in the distribution of the Company's assets or securities (a "Distribution"), (i) all holders of the Company's equity securities will initially share on a pro rata per share basis in any Distribution in proportion to the amount of cash or consideration that they paid per share for such securities, until shareholders who purchased their securities in the public offering have received, or have had irrevocably set aside for them, 100% of such consideration, and (ii) thereafter, the holders of the Company's equity securities shall participate on an equal per share basis in any Distribution.

            The Company and Greenmotors are party to a Registration Rights Agreement dated as of January 8, 1998 (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is filed as an exhibit hereto and incorporated by reference herein. The Registration Rights Agreement provides, among other things, that (i) if the Company engages in a public offering prior to December 31, 2002, the Company must give Greenmotors the opportunity to register the Shares in the offering, (ii) from and after May 1, 1999, Greenmotors may require the Company to effect a shelf-registration of the Shares, and (iii) from and after May 1, 1999, if a shelf-registration is not in effect with respect to the Shares, Greenmotors may require the Company to register the Shares upon demand.

            Pursuant to the Purchase Agreement, upon the acquisition of 1,118,652 Shares, Greenmotors caused a letter dated January 8, 1998 (the "Lock-Up Letter") to be delivered to H.J. Meyers & Co., Inc. ("H.J. Meyers"), providing that (i) until December 27, 1998, Greenmotors will not transfer the 1,118,652 Shares without the prior consent of H.J. Meyers and (ii) until June 27, 1999, H.J. Meyers has the right to purchase for its own account, or sell for the account of Greenmotors, any such Shares sold by Greenmotors pursuant to Rule 144 under the Securities Act of 1933, as amended. A copy of the Lock-Up Letter is filed as an exhibit hereto and incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following Exhibits are filed herewith:

            1. Joint Filing Agreement dated January 20, 1998 among the Reporting Persons.

            2. Operating Agreement of Greenmotors LLC dated as of January 2, 1998 among Highland Partners, ZEIDA Partners, LDH Trading Group, LLC, South Ferry #2, L.P., Howard Stein, David Jones, Lawrence Levy, Alfred D. Kingsley and Gary K. Duberstein.

            3. Stock Purchase Agreement dated as of January 8, 1998 among the Company, Clenet and Greenmotors.

            4. Registration Rights Agreement dated as of January 8, 1998 between the Company and Greenmotors.

            5. Promotional Shares Escrow Agreement dated as of Janaury 8, 1998 among the Company, TransSecurities and Greenmotors.

            6.    Lock-Up Letter dated January 8, 1998 by Greenmotors to H.J.
                  Meyers.

                                   SIGNATURES


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   January 20, 1998


GREENMOTORS LLC



By: /s/ Gary K. Duberstein
    ----------------------------------
    Gary K. Duberstein
    Vice President


    /s/ Alfred D. Kingsley
    ----------------------------------
    Alfred D. Kingsley


    /s/ Gary K. Duberstein
    ----------------------------------
    Gary K. Duberstein

                                  EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
-----------        -----------

       1. Joint Filing Agreement dated January 20, 1998 among the Reporting Persons.

       2. Operating Agreement of Greenmotors LLC dated as of January 2, 1998 among Highland Partners, ZEIDA Partners, LDH Trading Group, LLC, South Ferry #2, L.P., Howard Stein, David Jones, Lawrence Levy, Alfred D. Kingsley and Gary K.
                 Duberstein.

       3. Stock Purchase Agreement dated as of January 8, 1998 among the Company, Clenet and Greenmotors.


       4. Registration Rights Agreement dated as of January 8, 1998 between the Company and Greenmotors.

       5. Promotional Shares Escrow Agreement dated as of January 8, 1998 among the Company, TransSecurities and Greenmotors.

       6.        Lock-Up Letter dated January 8, 1998 by Greenmotors to H.J.
                 Meyers.